UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Black Box Corporation

(Name of Subject Company)

Black Box Corporation

(Name of Persons Filing Statement)

Common stock, $0.001 par value per share

(Title of Class of Securities)

91826107

(CUSIP Number of Class of Securities)

Ronald Basso

Executive Vice President, General Counsel & Secretary

1000 Park Drive

Lawrence, Pennsylvania 15055

(724) 746-5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Persons Filing Statement)

Copy to:

David A. Grubman

Jones Day

500 Grant Street

Pittsburgh, Pennsylvania 15219

(412) 394-7223

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Black Box Corporation, a Delaware corporation (the “Company”), with the Securities and Exchange Commission on November 21, 2018, relating to the offer by Host Merger Sub Inc. (a Delaware corporation and a wholly owned subsidiary of BBX Inc., a Delaware corporation and a wholly owned subsidiary of BBX Main Inc., a Delaware corporation and a wholly owned subsidiary of AGC Networks Pte. Ltd., a company organized under the laws of Singapore) to purchase any and all of the outstanding shares of the Company’s common stock, par value $0.001 per share, at a purchase price of $1.08 per share, net to the holder thereof, in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 21, 2018 (incorporated by reference in the Schedule 14D-9 as Exhibit (a)(1)(A)), as amended or supplemented from time to time, and in the related Letter of Transmittal (incorporated by reference in the Schedule 14D-9 as Exhibit (a)(1)(B)), as amended or supplemented from time to time.

Except to the extent amended and supplemented by this Amendment, the information in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment have the meanings ascribed to them in the Schedule 14D-9.

Item 8.	Additional Information.

The paragraph under the heading “Legal Proceedings.” on page 71 of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

“On November 29, 2018, a purported stockholder filed a putative class action lawsuit in the Court of Common Pleas of Washington County, Pennsylvania, captioned Michael Wood v. Black Box Corporation, et al., Case No. 2018-6696 (PA Washington CT. C.P.) (the “Wood Complaint”). The Wood Complaint names the Company and the Company Board as defendants. The Wood Complaint alleges that the Company Board violated fiduciary duties owed to the Company’s public shareholders, by, among other things, purportedly failing to obtain for the Company’s stockholders the highest value available for the Company in the marketplace. The Wood Complaint seeks, among other things, to enjoin the Merger Agreement and the Offer unless or until the Company adopts and implements a procedure or process to obtain the highest possible value in the best interests of the Company’ stockholders, or, alternatively, to recover damages if the Offer is consummated prior to the entry of the court’s final judgment. The Company believes that the action is without merit and intends to vigorously defend against all claims asserted in the Wood Complaint.

Also on November 29, 2018, a purported stockholder filed a putative class action lawsuit in the United States District Court for the District of Delaware, captioned Adam Franchi v. Black Box Corporation, et al., Case No. 1:18-cv-01890 (D. Del.) (the “Franchi Complaint”). The Franchi Complaint names the Company, the Company Board, Top Parent, Parent, BBX Intermediate and Merger Sub as defendants. The Franchi Complaint alleges that the defendants violated federal securities laws by filing, or causing the Company to file, a Schedule 14D-9 Solicitation/Recommendation Statement in connection with the Contemplated Transactions that omits purportedly material information. The Franchi Complaint seeks, among other things, to enjoin the closing of the Contemplated Transactions or, alternatively, to recover damages if the Contemplated Transactions close. The Company believes that the action is without merit and intends to vigorously defend against all claims asserted in the Franchi Complaint.

On November 30, 2018, a purported stockholder filed a putative class action lawsuit in the United States District Court for the Central District of California, captioned James Adie v. Black Box Corporation, et al., Case No. 5:18-cv-02537 (C.D Cal.) (the “Adie Complaint”). The Adie Complaint names the Company and the Company Board as defendants. The Adie Complaint alleges that the defendants violated federal securities laws by filing, or causing the Company to file, a Schedule 14D-9 Solicitation/Recommendation Statement in connection with the Offer that omits purportedly material information. The Adie Complaint seeks, among other things, to enjoin the closing of the Offer unless and until the requested information is disclosed or, alternatively, to recover damages. The Company believes that the action is without merit and intends to vigorously defend against all claims asserted in the Adie Complaint.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(M)	Internal FAQ, dated December 3, 2018.

Signature. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLACK BOX CORPORATION

By:	/s/ DAVID J. RUSSO
Name:	David J. Russo
Title:	Executive Vice President, Chief Financial Officer and Treasurer (Principal Accounting Officer)

Date: December 3, 2018

4